FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
November 4, 2011

3.	News Release
November 4, 2011 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. today reported financial results for the third quarter ended September 30, 2011.  Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name: Title: Phone No.:	Curtis Sikorsky Chief Financial Officer 604-677-6905

9.	Date of Report
November 4, 2011

Per:	“Curtis Sikorsky”
Curtis Sikorsky, Chief Financial Officer